Filed by Terminix Global Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

(Commission File No. 001-36507)

Date: December 14, 2021

[The following is a transcript of a presentation made available to employees of Terminix Global Holdings, Inc. on December 14, 2021]

Townhall Script

Introduction/ What We Announced

•	Thank you all for joining me today.

•	I’m excited to speak with you about the big news we announced earlier today, that Terminix has agreed to join forces with Rentokil Initial to create a global leader in pest control.

•	Before I begin, let me give you the standard legal disclaimer that any forward-looking statements about the potential benefits of the deal, the anticipated timing of completion and other forward-looking statements are subject to various risk factors that could cause actual results to differ materially from those contemplated in these statements. Information discussed in this townhall meeting is only as of today, December 14, 2021, and the Company undertakes no obligation to update any information discussed on today's call.

•	I also want to say thank you. Our teammates are our greatest asset and you have all played a significant role in the company reaching this milestone.

•	Every day, you are delivering for our customers and each other to improve the lives of others by protecting that which is most valuable – families, homes, businesses, and the environment.

•	With that, let me turn to the news of the day – which is a very important achievement for Terminix.

•	We strongly believe that joining with Rentokil Initial is a win-win for our teammates, customers, partners, and shareholders – and I’m excited to speak with you all today to tell you why.

About Rentokil Initial

•	As background, Rentokil Initial is an industry-leading provider of pest management and solutions for commercial and residential customers.

•	It is headquartered in the United Kingdom and has operations in 87 countries around the world, including over 90 of the world’s 100 largest cities.

•	The Rentokil Initial team comprises approximately 44,500 employees, and over 1,800 local service teams across the world.

•	Together, we will be a leader in North America and across the world.

Why Are We Doing This?

•	We believe it’s the perfect match: Rentokil Initial brings international commercial strength and expertise, and we bring our strong brand and expertise in both residential and commercial pest management in the United States.

•	Bringing together our two highly complementary companies creates a large and loyal customer base across residential and commercial pest management.

•	In the U.S., the combined company would be a $3B organization, with revenues made up of roughly two-thirds Terminix and one-third Rentokil Initial.

•	We are confident that joining Terminix with Rentokil Initial will better position us to offer superior, leading edge pest management solutions and best-in-class service for customers.

•	And we look forward to partnering with Rentokil Initial upon closing of the transaction to better serve our customers and help drive our continued growth long into the future.

What This Means for Teammates

•	Importantly, the Rentokil Initial management team has demonstrated how much they value the Terminix brand, our people, experience, and capabilities.

•	Your hard work and the significant opportunities we have ahead are the reason that Rentokil Initial was interested in our business – and willing to offer such a compelling premium to our shareholders.

•	Terminix and Rentokil Initial share similar cultures and strong heritages, and this transaction will bring together the talent and capabilities of both organizations.

•	Both Rentokil Initial and Terminix are build on the strength of their people, who are the most important assets of each business. The combined company will draw on the array of talent and experience from both organizations—a true best-of-breed approach.

•	I am confident that we will be in good hands - Rentokil Initial has a long history of treating its people well and has previously been voted as the #1 best place to work in the UK.

•	We are especially pleased that, as part of a larger and more comprehensive business, our teammates will have enhanced opportunities for professional development and career advancement.

•	I also want to make sure I point out that while the combined company will be headquartered in the UK following close, we expect to maintain our substantial presence in Memphis, Tenn., and throughout the U.S across our branches, in addition to our locations in Reading, Penn., and Charlotte, NC.

•	As I’ve said, the Terminix team is an important part of what makes this combination a perfect match.

Leadership

•	I am sure you saw as part of the announcement, Andy Ransom, CEO of Rentokil Initial, will become the CEO of the combined company following the close of the transaction.

•	Andy couldn’t be here today, but he wanted to share:

o	How excited he is about bringing our two companies together to create one exceptional company.

o	And how similar we already are – in terms of how we work, our values and culture.

o	Both companies have great strengths and he recognizes how capable and experienced our people are.

•	Here’s a video from Andy … (PLAY VIDEO)

o	Andy Ransom: Hi there. I'm Andy Ransom, Chief Executive of Rentokil Initial, and I just wanted to take a few moments to say how excited we are at the prospect of bringing together our two great organisations and creating one exceptional company. Today, we already have very similar ways of working, values and culture. Both companies have many great strengths and complimentary areas of expertise. And of course, we both have brilliant people. In a few months’ time, we'll come together and start to create a world-class place to work, and to deliver even higher standards of service for our customers.

o	Andy Ransom: So, what's it like working here? Well, I describe it as one big global family working together. Now that said, I don't think of us as a multi-national, rather we're a multi-local with brilliant city-based teams working all around the world and across the whole of North America, each with a can-do attitude. But don't take my word for it. Here are some colleagues from around the Rentokil world who'd like to say a few words of welcome.

o	Fabrice: At Rentokil Initial, health and safety always come first. We have developed several programmes and initiatives to improve the working conditions and the safety of our employees.

o	Steve: I love working for Rentokil because the training is awesome.

o	Lindsey: One thing I love about working here is the incredible investment in our personal and professional develop. It is truly world-class.

o	Aldo: I love working for Rentokil because it has given me the opportunity to build myself, but also connect with wonderful colleagues from all around this country and the world.

o	Annette: Our people, they're hardworking, but they're always there to help others and lend a hand.

o	Nkosinathi: We create an environment where everybody from diverse backgrounds can thrive.

o	Yvonne: And I work at the office nearby Eindhoven for more than 30 years now. So, you can say I'm a real Rentokiller.

o	Way: I've been working in Rentokil for almost 20 years after graduation from university. So, to me, Rentokil is like a home to me.

o	Ryan: Rentokil Initial is a great place to build your career. For me, I have now worked for this organisation for 18 years. This is now my eighth role, and I've been able to work in nine different countries.

o	Ahmad: And our mission is to protect people and enhance lives.

o	Marie: Bonjour. We are sharing a common passion for the environment and the people around us, and eradicating malaria through the charity 'Malaria No More' that we support. So a lot of great initiatives for everyone to kind of get involved in, which is really rewarding.

o	Lizi: And I absolutely love working at Rentokil because the people here are amazing. They are so caring and passionate about what they do. Every day is super exciting because you never know what you're going to find.

o	Andy Ransom: So that's just a quick introduction to Rentokil and I hope you got a small sense of what it's like to be part of the family. I'm really looking forward to meeting as many of you and as soon as I can. The first thing I'll be doing once the deal completes is to spend as much time as I can with Brett and the Terminix team, and coming to see you and talking with you about the exciting plans and the opportunities that we have to take this combined great company forward together.

I'm sure you'll have plenty of questions and we'll do our very best to answer those over the coming weeks, but you have nothing to fear and lots to look forward to. So let me finish by handing over to John Myers, who leads Rentokil in North America, to say just a few words. Thank you very much and a very, very warm welcome to Rentokil.

o	John Myers: Hello, everyone. Let me add my welcome to that of Andy's and our colleagues from around the world. Here in America, we've competed against each other for many years. You've won some, we've won some, but soon we'll be playing on the same team. I think that's incredibly exciting. Simply put, we have an opportunity to create a company that's not just bigger, but one that is the very best for our colleagues and our customers. I look forward to seeing you soon and welcome to Rentokil.

o	Group: Welcome to Rentokil.

•	They use the phrase multi-local, which we would all agree, this is a local business and our teams live and work alongside our customers in the same neighborhoods and communities.

•	He refers to us as “one family” and I think that will be important post-close. It was a nice gesture from the Rentokil team.

•	I have the utmost respect for Andy and believe he is the right leader to take our combined company to the next level following the close of the transaction.

•	As for me, I will continue to lead Terminix toward closing this important transaction and I am committed to supporting the post-close integration effort, working with the Rentokil Initial team to accomplish our objectives.

•	I am excited about the added opportunities to better serve our customers and care for our teammates through our combination with Rentokil Initial.

•	I look forward to working with the Rentokil Initial team to identify the optimal post-closing role where I can have the most impact to help accomplish these objectives.

Next Steps

•	While we are excited about today’s important milestone, please remember that today is just day one and we have a long road ahead.

•	The transaction is expected to close in the second half of 2022 and is subject to customary conditions including regulatory and shareholder approvals.

•	In the meantime, Terminix and Rentokil Initial will continue to operate as separate, independent companies and it remains business as usual for all of us at Terminix until the closing of the merger.

•	We will continue to execute against our strategic priorities, and we remain fully committed to CxP, the Terminix Way, Terminix University, and Culture initiatives underway.

•	We’ll be working with leaders from both companies to develop a detailed and thoughtful integration plan to bring our companies together once the transaction closes and make the post-closing transition as seamless as possible.

•	Post-close, we expect a thoughtful and deliberate integration process over the next three years.

•	This team has always done a great job of staying focused on what’s most important---and that is serving our customers. I’m counting on that to continue.

Conclusion

•	Looking ahead, I know there will be a lot of questions and we can assure you that we will provide updates as we have additional information to share.

•	I know I speak for the rest of our leadership team when I thank you for your continued dedication to Terminix.

•	It has been incredibly gratifying to see all that we have accomplished together, and I hope you share in my pride.

•	This is a very exciting time for Terminix. Again, thank you each for your continued dedication and commitment to Terminix Nation.

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial plc (“Rentokil”) and Terminix Global Holdings, Inc. (“Terminix”), Rentokil will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a proxy statement of Terminix that also constitutes a prospectus of Rentokil. Each of Rentokil and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil’s shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil online at https://www.rentokil-initial.com, upon written request delivered to Rentokil at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Katharine Rycroft, or by calling Rentokil by telephone at +44 (0) 7811 270734 or by email at katharine.rycroft@rentokil-initial.com.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Terminix, Rentokil, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2020 Annual Report on Form 10-K filed with the SEC on February 26, 2021, available at investors.terminix.com and www.sec.gov. Information about Rentokil’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2020 Annual Report filed with applicable securities regulators in the United Kingdom on March 31, 2021, available on its website at https://www.rentokil-initial.com. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; Rentokil is unable to achieve the synergies and value creation contemplated by the proposed transaction; Rentokil is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil; Terminix or Rentokil is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil or on Terminix’s or Rentokil’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil’s reports available on the National Storage Mechanism at morningstar.co.uk/uk/NSM and on its website at https://www.rentokil-initial.com; and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Rentokil nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.